Exhibit 99.1
Ctrip Reports Second Quarter 2009 Financial Results
Shanghai, China, August 4, 2009 — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China, today announced its unaudited financial results for the quarter ended June 30, 2009.
Highlights for the Second Quarter of 2009
•	Net revenues were RMB476 million (US$70 million) for the second quarter of 2009, up 27% year-on-year.

•
For the second quarter of 2009, Ctrip consolidated the financial statements of ezTravel, a Taiwan based on-line travel service provider. Excluding net revenues attributable to ezTravel, Ctrip’s net revenues were RMB453 million (US$66 million) for the second quarter of 2009, up 21% year-on-year.

•	Gross margin was 77% for the second quarter of 2009, compared to 79% in the same period in 2008.

•
Income from operations was RMB164 million (US$24 million) for the second quarter of 2009, up 29% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB191 million (US$28 million), up 20% year-on-year.

•
Operating margin was 34% in the second quarter of 2009, remaining consistent with the second quarter of 2008. Excluding share-based compensation charges (non-GAAP), operating margin was 40%, compared to 42% during the same period in 2008.

•
Net income attributable to Ctrip’s shareholders was RMB159 million (US$23 million) in the second quarter of 2009, up 33% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB186 million (US$27 million), up 23% year-on-year.

•	Diluted earnings per ADS were RMB2.27 (US$0.33). Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.66 (US$0.39).

•	Share-based compensation charges were RMB27 million (US$4 million), accounting for 6% of the net revenues, or RMB0.39 (US$0.06) per ADS, for the second quarter of 2009.
“We are pleased that our team once again delivered solid results in the second quarter of 2009. We strengthened our competitiveness despite the challenges that we faced during this period,” said Min Fan, Chief Executive Officer of Ctrip, ”We will continue to improve our customer service, to apply new technologies, and to broaden sales and marketing channels in order to extend our leadership.”
Second Quarter 2009 Financial Results
For the second quarter of 2009, Ctrip reported total revenues of RMB508 million (US$74 million), representing a 26% increase from the same period in 2008 and an 18% increase from the previous quarter.

Hotel reservation revenues amounted to RMB227 million (US$33 million) for the second quarter of 2009, representing a 16% increase year-on-year, and a 21% increase quarter-on-quarter. Excluding revenues attributable to ezTravel, Ctrip’s hotel reservation revenues were RMB223 million (US$33 million), representing a14% increase year-on-year, primarily driven by a 26% increase in hotel reservation volume, which was partially offset by a decrease in commission per room. Excluding revenues attributable to ezTravel, Ctrip’s hotel reservation revenues increased by 19% quarter-on-quarter, primarily driven by a 24% increase in hotel room reservation volume, which was partially offset by a decrease in commission per room.
Air-ticketing revenues for the second quarter of 2009 were RMB222 million (US$33 million), representing a 32% increase year-on-year, and a 20% increase quarter-on-quarter. Excluding revenues attributable to ezTravel, Ctrip’s air-ticketing revenues were RMB215 million (US$31 million) for the second quarter of 2009, representing a 27% increase year-on-year, primarily driven by a 42% increase in air-ticketing sales volume, which was partially offset by a decrease in commission per ticket. Excluding revenues attributable to ezTravel, Ctrip’s air-ticketing revenues grew 17% quarter-on-quarter, primarily driven by increases in air-ticketing sales volume and commission per ticket.
Packaged-tour revenues for the second quarter of 2009 were RMB36 million (US$5 million), representing a 51% increase year-on-year, and a 5% decrease quarter-on-quarter. Excluding revenues attributable to ezTravel, Ctrip’s packaged-tour revenues for the second quarter of 2009 increased by 13% year-on-year, due to the increase in the leisure travel volume. Excluding revenues attributable to ezTravel, Ctrip’s packaged-tour revenues decreased by 28% quarter-on-quarter, primarily due to the impact of HINI flu and the seasonality of leisure travel.
For the second quarter of 2009, net revenues were RMB476 million (US$70 million), a 27% increase from the same period in 2008 and a 19% increase from the previous quarter. Excluding net revenues attributable to ezTravel, net revenues were RMB453 million (US$66 million), a 21% increase from the same period in 2008 and a 13% increase from the previous quarter.
Gross margin was 77% in the second quarter of 2009, compared with 79% in the same period in 2008 and 78% in the previous quarter.
Product development expenses for the second quarter of 2009 increased by 34% to RMB76 million (US$ 11 million) from the same period in 2008, and by 20% from the previous quarter, primarily due to the increase in product development personnel. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 14% of the net revenues, compared to 13% in the same period of last year and 14% in the previous quarter.
Sales and marketing expenses for the second quarter of 2009 increased by 21% to RMB83 million (US$12 million) from the same period in 2008 and by 17% from the previous quarter primarily due to the increase in sales and marketing activities and personnel. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 17% of the net revenues, which was consistent with that in the same period last year and in the previous quarter.

General and administrative expenses for the second quarter of 2009 increased by 6% to RMB45 million (US$7 million) from the same period in 2008 and 10% from the previous quarter primarily due to the increase in personnel. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 6% of the net revenues, which was consistent with that in the same period last year and in the previous quarter.
Income from operations for the second quarter of 2009 was RMB164 million (US$24 million), representing a 29% increase from the same period in 2008 and a 21% increase from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB191 million (US$28 million), representing a 20% increase from the same period in 2008 and an 18% increase from the pervious quarter.
Operating margin was 34% in the second quarter of 2009, remaining consistent with the second quarter of 2008 and that of the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 40% in the second quarter of 2009 compared to 42% in the second quarter of 2008, and remained consistent with that in the previous quarter.
Net income attributable to Ctrip’s shareholders for the second quarter of 2009 was RMB159 million (US$23 million), representing a 33% increase from the same period in 2008, and a 31% increase from the previous quarter. Net income attributable to Ctrip’s shareholders for the current quarter includes equity income of RMB7 million (US$1 million) from the Home Inns’ investment, which represents proportional equity pick-up of its results of operations from the third quarter of 2008 through the first quarter of 2009 as required by applicable accounting guidelines. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB186 million (US$27 million), representing a 23% increase from the same period in 2008, and a 25% increase from the previous quarter.
The effective tax rate for the second quarter of 2009 decreased to 18%, compared to 26% in the same period of 2008 due to the application of the High and New Technology Enterprise preferential treatment to certain of Ctrip’s PRC subsidiaries. The effective tax rate for the second quarter of 2009 remained consistent with that in the previous quarter.
Diluted earnings per ADS were RMB2.27 (US$0.33) for the second quarter of 2009. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.66 (US$0.39).
As of June 30, 2009, the balance of cash and short-term investment was RMB1.2 billion (US$182 million).
Business Outlook
For the third quarter of 2009, Ctrip expects the year-on-year net revenue growth of approximately 25%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call
Ctrip’s management team will host a conference call at 9:00PM US Eastern Time on August 4, 2009 (or 9:00AM on August 5, 2009 in the Shanghai/HK time zone) following the announcement.
The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.
The dial-in details for the live conference call: U.S. Toll Free Number +1.888.679.8033, International dial-in number +1.617.213.4846; Passcode 15953252. For pre-registration, please click
https://www.theconferencingservice.com/prereg/key.process?key=PDBMGV6JP.
A telephone replay of the call will be available after the conclusion of the conference call through August 12, 2009. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888; Passcode 64332280.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe” “estimate,” and “confident” and similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a reoccurrence of slow-down of economic growth in China and the worldwide recession, declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on the relationships with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, risks associated with any strategic investments or acquisitions, risks related to health epidemics, such as outbreaks of H1N1 flu (swine flu), SARs or avian flu, that may materially disrupt the travel industry, risks and uncertainties associated with PRC laws and regulations governing internet content providers and affecting Ctrip’s business in China, Ctrip’s failure to prevent others from using its intellectual property, Ctrip’s failure to successfully manage current growth and potential future growth, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of August 4, 2009, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under Statement of Financial Accounting Standard 123R, “Share-Based Payment” for 2009 and 2008. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provides the management better capability to plan and forecast future periods.
The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future.
Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.
About Ctrip.com International, Ltd.
Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets and packaged tours in China. Ctrip aggregates information on hotels and flights and enables customers to make informed and cost-effective hotel and flight bookings. Ctrip also sells packaged tours that include transportation and accommodations, as well as guided tours in some instances. Ctrip targets primarily business and leisure travelers in China who do not travel in groups. These travelers form a traditionally under-served yet fast-growing segment of the travel industry in China. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.
For further information:
Jade Wei
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 11543
Email: yuwei@ctrip.com
Lin Zhang
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12920
Email: z_lin@ctrip.com

Ctrip.com International, Ltd.
Consolidated Balance Sheet Information

	December 31, 2008	June 30, 2009	June 30, 2009
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash	1,069,827,364	1,075,353,097	157,440,938
Restricted cash	6,600,000	51,991,541	7,612,009
Short-term investment	176,585,908	113,175,500	16,569,866
Accounts receivable, net	274,302,454	392,658,712	57,488,611
Prepayments and other current assets	95,150,506	93,357,800	13,668,384
Deferred tax assets	8,840,772	11,356,543	1,662,696

Total current assets	1,631,307,004	1,737,893,193	254,442,504

Long-term deposits	145,500,002	143,441,978	21,001,139
Land use rights	111,510,231	110,216,124	16,136,588
Property, equipment and software	346,117,083	397,440,374	58,188,688
Investment	237,943,497	632,282,851	92,571,645
Goodwill	63,689,736	322,936,838	47,280,730
Other long-term assets	24,498,763	67,688,042	9,910,111

Total assets	2,560,566,316	3,411,899,400	499,531,405

LIABILITIES
Current liabilities:
Accounts payable	138,657,593	294,477,061	43,113,973
Salary and welfare payable	65,590,151	86,008,912	12,592,444
Taxes payable	54,745,686	75,500,287	11,053,891
Advances from customers	187,576,416	162,314,375	23,764,220
Accrued liability for customer reward program	58,046,062	69,762,952	10,213,896
Deferred tax liabilities	—	17,404,821	2,548,216
Other payables and accruals	121,421,617	149,279,791	21,855,845

Total current liabilities	626,037,525	854,748,199	125,142,485

Other long-term payables	812,500	—	—

Total liabilities	626,850,025	854,748,199	125,142,485

SHAREHOLDERS’ EQUITY
Share capital	2,761,259	2,773,873	406,119
Additional paid-in capital	967,687,772	1,067,763,472	156,329,752
Statutory reserves	75,948,298	60,579,898	8,869,418
Accumulated other comprehensive loss	(175,929,389)	(76,830,002)	(11,248,573)
Retained Earnings	1,060,620,258	1,340,871,346	196,315,093
Noncontrolling interests *	2,628,093	161,992,614	23,717,111

Total shareholders’ equity	1,933,716,291	2,557,151,201	374,388,920

Total liabilities and shareholders’ equity	2,560,566,316	3,411,899,400	499,531,405

* It reflects implementation of SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”

Ctrip.com International, Ltd.
Consolidated Statement of Operations Information

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30, 2008	March 31, 2009	June 30, 2009	June 30, 2009
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Hotel reservation	195,873,161	187,312,294	226,835,080	33,210,606
Air-ticketing	168,818,839	184,494,502	222,283,380	32,544,198
Packaged tour	23,831,611	37,717,241	35,874,457	5,252,329
Others	13,361,644	19,077,054	22,665,693	3,318,452

Total revenues	401,885,255	428,601,091	507,658,610	74,325,585

Less: business tax and related surcharges	(26,841,572)	(28,023,671)	(31,371,685)	(4,593,084)

Net revenues	375,043,683	400,577,420	476,286,925	69,732,501

Cost of revenues	(79,671,771)	(89,970,448)	(108,061,461)	(15,821,127)

Gross profit	295,371,912	310,606,972	368,225,464	53,911,374

Operating expenses:
Product development *	(56,890,322)	(63,322,718)	(76,285,782)	(11,168,894)
Sales and marketing *	(68,281,458)	(70,724,071)	(82,817,192)	(12,125,149)
General and administrative *	(42,902,709)	(41,321,278)	(45,444,456)	(6,653,459)

Total operating expenses	(168,074,489)	(175,368,067)	(204,547,430)	(29,947,502)

Income from operations	127,297,423	135,238,905	163,678,034	23,963,872

Interest income	9,272,875	3,363,165	5,000,977	732,186
Other income	24,597,709	9,673,844	18,276,381	2,675,819

Income before income tax expense and equity income	161,168,007	148,275,914	186,955,392	27,371,877

Income tax expense	(41,600,995)	(26,792,879)	(33,393,036)	(4,889,028)
Equity income in affiliates	—	—	6,581,137	963,535

Net income	119,567,012	121,483,035	160,143,493	23,446,384

Less: Net income attributable to noncontrolling interests**	(251,471)	(90,755)	(1,284,685)	(188,089)

Net income attributable to Ctrip’s shareholders	119,315,541	121,392,280	158,858,808	23,258,295

Earnings per ordinary share
- Basic	3.58	3.62	4.73	0.69
- Diluted	3.44	3.57	4.54	0.67

Earnings per ADS
- Basic	1.79	1.81	2.37	0.35
- Diluted	1.72	1.79	2.27	0.33

Weighted average ordinary shares outstanding
- Basic	33,339,364	33,489,695	33,574,513	33,574,513
- Diluted	34,648,516	33,957,107	34,973,103	34,973,103

* Share-based compensation charges included are as follows:
Product development	7,843,570	7,242,840	7,279,340	1,065,758
Sales and marketing	4,516,199	4,025,165	4,040,372	591,545
General and administrative	18,923,915	15,706,497	15,661,986	2,293,049

** It reflects implementation of SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”

Ctrip.com International, Ltd.
Reconciliation of GAAP and Non-GAAP Results
(In RMB, except % and per share information)

	Quarter Ended June 30, 2009
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(76,285,782)	16%	7,279,340	2%	(69,006,442)	14%
Sales and marketing	(82,817,192)	17%	4,040,372	1%	(78,776,820)	17%
General and administrative	(45,444,456)	10%	15,661,986	3%	(29,782,470)	6%

Total operating expenses	(204,547,430)	43%	26,981,698	6%	(177,565,732)	37%

Income from operations	163,678,034	34%	26,981,698	6%	190,659,732	40%

Net income attributable to Ctrip’s shareholders	158,858,808	33%	26,981,698	6%	185,840,506	39%

Diluted earnings per ordinary share (RMB)	4.54		0.77		5.31

Diluted earnings per ADS (RMB)	2.27		0.39		2.66

Diluted earnings per ADS (USD)	0.33		0.06		0.39

	Quarter Ended March 31, 2009
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(63,322,718)	16%	7,242,840	2%	(56,079,878)	14%
Sales and marketing	(70,724,071)	18%	4,025,165	1%	(66,698,906)	17%
General and administrative	(41,321,278)	10%	15,706,497	4%	(25,614,781)	6%

Total operating expenses	(175,368,067)	44%	26,974,502	7%	(148,393,565)	37%

Income from operations	135,238,905	34%	26,974,502	7%	162,213,407	40%

Net income attributable to Ctrip’s shareholders	121,392,280	30%	26,974,502	7%	148,366,782	37%

Diluted earnings per ordinary share (RMB)	3.57		0.79		4.37

Diluted earnings per ADS (RMB)	1.79		0.40		2.18

Diluted earnings per ADS (USD)	0.26		0.06		0.32

	Quarter Ended June 30, 2008
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(56,890,322)	15%	7,843,570	2%	(49,046,752)	13%
Sales and marketing	(68,281,458)	18%	4,516,199	1%	(63,765,259)	17%
General and administrative	(42,902,709)	11%	18,923,915	5%	(23,978,794)	6%

Total operating expenses	(168,074,489)	45%	31,283,684	8%	(136,790,805)	36%

Income from operations	127,297,423	34%	31,283,684	8%	158,581,107	42%

Net income attributable to Ctrip’s shareholders	119,315,541	32%	31,283,684	8%	150,599,225	40%

Diluted earnings per ordinary share (RMB)	3.44		0.90		4.35

Diluted earnings per ADS (RMB)	1.72		0.45		2.17

Diluted earnings per ADS (USD)	0.25		0.07		0.32
Notes for all the financial schedules presented:
Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the noon buying rate of USD1.00=RMB6.8302 on June 30, 2009 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.